Ballard Power Systems Inc.

News Release

Ballard to Present at the 11th Annual JMP Securities Research Conference

For Immediate Release – May 7, 2012

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) announced that Dr. Christopher Guzy, Chief Technology Officer will present at the 11th Annual JMP Securities Research Conference in San Francisco on Wednesday, May 16th at 2pm PT.

Dr. Guzy will provide an update on the business and discuss Ballard’s strategy within key fuel cell growth markets. A link to the live audio and slide webcast will be available at www.ballard.com. In addition, playback of the webcast will be available for approximately 90 days following the conference.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com